FEDERATED INCOME SECURITIES TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

April 6, 2017

Dominic Minore

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE:       FEDERATED INCOME SECURITIES TRUST (the “Registrant”)

Federated Prudent DollarBear Fund (the “Fund”)

Class A Shares

Class C Shares

Institutional Shares

1933 Act File No. 33-3164

1940 Act File No. 811-4577

Dear Mr. Minore:

The Registrant is filing this correspondence to respond to your additional comment received on March 29, 2017 regarding its Post-Effective Amendment No. 178 under the Securities Act of 1933 and Amendment No. 171 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Registrant, with respect to the Fund, filed on February 7, 2017.

Comment: Please clarify your response to Comment #6 in your March 27, 2017 Correspondence filing to acknowledge that pursuant to Section 6(a) of the Securities Act of 1933, an issuer’s comptroller or principal accounting officer is required to sign such issuer’s registration statement, in addition to the principal financial officer. If no one holds these additional titles for the Fund, please confirm via an additional correspondence filing.

Response: The Registrant acknowledges that pursuant to Section 6(a) of the Securities Act of 1933, an issuer’s comptroller or principal accounting officer, in addition to the principal financial officer, is required to sign the registration statement. The Registrant confirms that Ms. Hensler is the Registrant’s Treasurer and according to the Registrant’s By-laws, the Treasurer “shall be the principal financial and accounting officer of the Trust responsible for the preparation and maintenance of the financial books and records of the Trust.” As such, Ms. Hensler fulfills the role of the Principal Financial Officer and Principal Accounting Officer and signs the registration statement in both capacities as “Treasurer (Principal Financial Officer).” Going forward, to clarify and consistent with the Fund’s By-laws, the Registrant will have Ms. Hensler sign the registration statement as “Treasurer (Principal Financial Officer/Principal Accounting Officer)”.

If you have any questions on the enclosed material, please contact me at (724) 720-8832.

Very truly yours,

/s/ Christina A. Eifler

Christina A. Eifler

Senior Paralegal